Contact

www.linkedin.com/in/matthew-kooman-aa479538 (LinkedIn)
Www.unveilstudios.com (Company)
unveiltv.com/ (Portfolio)

Top Skills

Video Production
Event Management
Editing

Honors-Awards

Rosie Award Nominee Best Director
Rosie Award Nominee Best Editor
Rosie Award Nominee Best Picture
Best Music Video ACMA

Matthew Kooman

Director / Producer at Unveil Studios Inc.
Red Deer County, Alberta, Canada

Summary

Matthew Kooman is a co-founder of Unveil Studios Inc. Originally founded in Red Deer, Alberta, Unveil works in documentary, new media and film, producing creative work around the world. Matthew Directed/Edited/Produced the award winning feature Film She Has A Name. The film was nominated for Best Picture, Best Director, Best Editor, Best Production Design and Best Make-up, winning for best Production Design. She Has A Name was nominated for Best Picture at the 2017 ICVM Crown Awards.
As a Director, Editor and Producer, Matthew has worked on original works that are available on the new streaming platform UnveilTV - a new service created by the Kooman brothers. He recently released three unique documentary series' not available on demand.
Dream is a series highlighting 9 subjects pursuing lives of significance all over the world.
Breath of Life is a series about the three breaths of God that shaped humanity.
Maid in Canada is a 6 part series highlighting the shocking growth of medically assisted suicide in Canada since the changing of the legal culpability of death for doctors when assisting the suicide of an individual.
In 2024 Matthew finished work as an Editor on the anticipated film 'Unthinkable'. A documentary sharing the stories of former abortion clinic workers.
He lives with his family of 5 kids on a small homestead where they tend to sheep, chickens and a dairy cow named Beatrice.

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Experience

Unveil Studios Inc.
Producer

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